UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1

Under the Securities Exchange Act of 1934

X-Factor Communications Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Securities)

98371X 102

(CUSIP Number)

Donald J. Wright
3 Empire Boulevard, 5th Floor
South Hackensack, New Jersey 07606
(201) 518-1925

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 15, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98371X 102

1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Donald J. Wright

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3. SEC Use Only
4. Source of Funds (See Instructions)(See Item 3) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:
7. Sole Voting Power 338,136 8. Shared Voting Power Not Applicable 9. Sole Dispositive Power 338,136 10. Shared Dispositive Power Not Applicable

11. Aggregate Amount Beneficially Owned by Each Reporting Person 338,136(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13. Percent of Class Represented by Amount in Row (11) 2.38%

14. Type of Reporting Person (See Instructions) IN

(1)	Based on 14,201,042 shares of common stock issued and outstanding as of May 15, 2012, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 21, 2012.

Item 1.                    Security and Issuer

This Amendment No. 1 to the Schedule 13D filed by the Reporting Person on February 22, 2012 relates to the common stock, $0.0001 par value (the “Common Stock”) of X-Factor Communications Holdings, Inc. (the “Issuer”).  The address of the Issuer’s principal executive office is 3 Empire Blvd., South Hackensack, NJ 07606. Only those items amended are reported herein.

Item 3.                    Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

On May 15, 2012, the Issuer completed a reverse merger transaction (the “Merger”) with X-Factor Communications, LLC (“X-Factor”) pursuant to the terms and conditions of an Agreement and Plan of Merger, dated March 5, 2012 (the “Merger Agreement”). As inducement for X-Factor to consummate the transactions contemplated by the Merger Agreement, the Reporting Person agreed to cancel an aggregate of 3,220,339 shares of Common Stock (the “Shares”)  and warrants to purchase an aggregate of 1,610,169 shares of Common Stock (the “Warrants”) owned of record by the Reporting Person upon the closing of the Merger on May 15, 2012 (the “Cancellation”). Except as otherwise described herein, no further consideration or funds were used in cancelling such securities.

After giving effect to the foregoing Cancellation and Merger, the Reporting Person owns an aggregate of 338,136 shares of the Issuer’s Common Stock.

Item 4.                    Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

As an inducement for X-Factor to enter into the transactions contemplated by the Merger Agreement and in reliance upon the representations, warranties, covenants and agreements contained in the Merger Agreement, the Reporting Person agreed to cancel the Shares and Warrants.

Item 5.                    Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

As computed using Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person beneficially owns a total of 338,136 shares of the Issuer’s Common Stock.  The Reporting Person has the sole power to vote and to dispose of the shares he owns.  Other than the transaction reported, the Reporting Person did not effect any transactions in the Issuer’s Common Stock during the 60 days prior to the date of this report.  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer owned by the Reporting Person.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

As an inducement for X-Factor to enter into the transactions contemplated by the Merger Agreement and in reliance upon the representations, warranties, covenants and agreements contained in the Merger Agreement, the Reporting Person agreed to transfer 211,469 Shares owned by the Reporting Person to the Issuer’s placement agent or designees of the placement agent.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 25, 2012

/s/ Donald J. Wright
Donald J. Wright